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                             February 10, 2023

       Qiwei Miao
       Chief Executive Officer
       EShallGo Inc.
       12F Block 16, No.1000 Jinhai Road
       Pudong New District
       Shanghai, China 201206

                                                        Re: EShallGo Inc.
                                                            Amendment No. 4 to
Draft Registration Statement on Form F-1
                                                            Submitted February
1, 2023
                                                            CIK No. 0001879754

       Dear Qiwei Miao:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 4 to Draft Registration Statement filed February 1, 2023

       Cover Page

   1. We note your written response and revised disclosure in response to comment 2, however, we continue to note
instances in which you reference "our" variable interest entity (VIE).
                                                        As an example only, on
your cover page you state (emphasis added), "[w]e are
                                                        incorporated in the
Cayman Islands. As a holding company with no material operations of our own, we conduct our
operations in China through our variable interest entities,..."
                                                        Please review your VIE
disclosures throughout your filing and revise.
 Qiwei Miao
FirstName LastNameQiwei Miao
EShallGo Inc.
Comapany10,
February  NameEShallGo
            2023       Inc.
February
Page 2 10, 2023 Page 2
FirstName LastName
       You may contact Scot Anderegg at 202-551-3342 or Mara Ransom at 202-551-3264 with any questions.



                                                      Sincerely,

                                                      Division of Corporation
Finance
                                                      Office of Trade &
Services